Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Keystone Private Income Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$0.00	0.0001531	$0.00
Fees Previously Paid	(1)	$77,610,056.00	0.0001531	$11,882.10

Total Transaction Valuation:		$77,610,056.00
Total Fees Due for Filing:				$11,882.10
Total Fees Previously Paid:				11,882.10
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $11,882.10 was paid in connection with the filing of the Schedule TO-I by Keystone Private Income Fund (File No. 005-91800) on April 30, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.